EXHIBIT 99.1

NewsRelease

TC Energy

TC Energy announces 2026 annual meeting Board of Directors election results

CALGARY, Alberta, **May 7, 2026** – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that at its 2026 annual meeting of shareholders held earlier today, each of the following 13 nominees were elected as directors of TC Energy on a vote by ballot to serve until the next annual meeting of shareholders of TC Energy, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Against	% Votes Against
Scott Bonham	674,143,748	99.06	6,363,143	0.94
Cheryl F. Campbell	674,278,059	99.08	6,228,834	0.92
Michael R. Culbert	674,399,356	99.10	6,107,536	0.90
William D. Johnson	671,442,549	98.67	9,064,340	1.33
Susan C. Jones	674,331,833	99.09	6,172,063	0.91
John E. Lowe	664,554,753	97.66	15,952,135	2.34
Dawn Madahbee Leach	674,161,521	99.07	6,345,370	0.93
François L. Poirier	675,125,844	99.21	5,381,046	0.79
Una Power	667,346,844	98.07	13,160,051	1.93
Mary Pat Salomone	664,644,682	97.67	15,862,205	2.33
Siim A. Vanaselja	662,871,252	97.41	17,635,635	2.59
Thierry Vandal	667,344,563	98.07	13,162,327	1.93
Dheeraj "D" Verma	672,051,818	98.76	8,454,531	1.24

Final voting results on all matters voted on at the meeting will be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company website at www.tcenergy.com by Friday, May 8, 2026.

About TC Energy

We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets.

Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Investor Relations investor_relations@tcenergy.com 403-920-7911 or 800-361-6522